File No. 83-1
Regulation IA
Rule 3


11007477

Suppl.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 09 2011
WASH. D.C.
200
SECTION

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 215, Tranche No. 02

CLP6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (Series No. 215, Tranche No. 02), as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Series No. 215, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 6, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CLP6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013, Series No. 215, Tranche No. 02 (the "Notes"), as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Series No. 215, Tranche No. 01), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 6, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 6, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	102.85%	0.10%	102.75%
Total:	CLP 6,685,250,000.00 (USD 14,501,626.90)	CLP 6,500,000.00 (USD 14,099.78)	CLP 6,678,750,000.00 (USD 14,487,527.11)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from June 3, 2010 which is expected to be CLP365,424,657.53 as of May 11, 2011.



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

EXECUTION VERSION

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 215
Tranche No. 2

CLP 6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (the "Notes") as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP 23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013, issued on June 3, 2008 (the "Series 215 Tranche 1 Notes")

payable in United States Dollars

Issue Price: 102.85 percent plus 342 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

JPMorgan

The date of this Pricing Supplement is as of May 6, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	215
	Tranche No:	2
2.	Aggregate Principal Amount:	CLP 6,500,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 215 Tranche 1 Notes.
3.	Issue Price:	CLP 7,050,674,657.53, which is 102.85 percent of the Aggregate Principal Amount plus the amount of CLP 365,424,657.53 representing 342 days' of accrued interest inclusive. The Issue Price will be payable in USD in the amount of USD 15,294,305.11 at the agreed CLP Rate of 461 CLP per one USD.
4.	Issue Date:	May 11, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	CLP 1,000,000
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Chile ("Chilean Peso" or "CLP"), provided that all payments in respect of the Notes will be made in United States Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	June 3, 2013
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	June 3, 2010
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I), as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	6.00 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually in arrears on June 3, commencing on June 3, 2011 and ending on, and including, the Maturity Date

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Day Count Fraction(s):	Actual/Actual

(f) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to the Aggregate Principal Amount for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant CLP Valuation Date (as defined below) as follows:

Interest Rate
multiplied by
{the number of days in the Interest Period/the number of days in the year}
multiplied by
Aggregate Principal Amount
divided by
Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards.

The interest payable with respect to any Authorized Denomination shall be calculated as follows:

Interest Amount
multiplied by
the principal amount of such Authorized Denomination
divided by
Aggregate Principal Amount

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded downwards.

Where:

"Reference Rate" on the relevant CLP Valuation Date means the CLP/USD exchange rate, expressed as the amount of CLP per one USD, and determined by the Calculation Agent by reference to the applicable CLP DÓLAR OBS Rate on such CLP Valuable Date.

"CLP DÓLAR OBS Rate" on the relevant CLP Valuation Date means the CLP/USD "observado" rate, expressed as the amount of CLP per one USD, for settlement in one Relevant Business Day, reported by the Banco Central de Chile (www.bcentral.cl) as the "Dólar Observado" (Dollar Observado) rate by not later than 10:30 a.m., Santiago time, on such CLP Valuation Date, which rate appears on Reuters Page CLPOB= and Bloomberg Page PCRCDOOB Index (or such other page or service as may replace any such page for purposes of displaying the CLP DÓLAR OBS Rate); *provided, however*, that if the EMTA CLP Indicative Survey Rate (as defined below) is available on such date and the CLP DÓLAR OBS Rate shall differ by more than 3% from the EMTA CLP Indicative Survey Rate, then the Reference Rate will be the EMTA CLP Indicative Survey Rate applicable in respect of such CLP Valuation Date; and *provided further*, that if, on the applicable CLP Valuation Date, the Calculation Agent determines that an EMTA Failure (as defined below) has occurred on such date, the Reference Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

In the event that the CLP DÓLAR OBS is not available on the relevant CLP Valuation Date, the Reference Rate shall be determined by the Calculation Agent by reference to the EMTA CLP Indicative Survey Rate applicable in respect of such CLP Valuation Date (if such rate is available).

"EMTA CLP Indicative Survey Rate" on the relevant CLP Valuation Date means the CLP/USD spot rate for USD, expressed as the amount of CLP per one USD, for settlement on the same day, as published on EMTA's web site (www.emta.org) at approximately 11:00 a.m., Santiago time, or as soon thereafter as practicable, on such CLP Valuation Date. Such spot rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA CLP Indicative Survey Methodology (as defined below).

"EMTA CLP Indicative Survey Methodology" means a methodology, dated as of August 1, 2006, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the CLP/USD markets for the purpose of determining the EMTA CLP Indicative Survey Rate.

"EMTA Failure" means, in respect of a CLP Valuation Date, that the EMTA CLP Indicative Survey Rate, having been requested as prescribed by EMTA, is not available for any reason. For the avoidance of doubt, an EMTA Failure may still occur notwithstanding that the CLP DÓLAR OBS Rate is available on the relevant CLP Valuation Date.

In the event that both CLP DÓLAR OBS and the EMTA CLP Indicative Survey Rate are unavailable on the applicable CLP Valuation Date, the Reference Rate shall be determined by the Calculation Agent on such date in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

"CLP Valuation Date" is the date that is five (5) Santiago Business Days (as defined below) prior to any Fixed Rate Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is payable; *provided, however*, that if such date is an Unscheduled Holiday, the CLP Valuation Date shall be the next preceding Santiago Business Day; and *provided further*, that if there is an Unscheduled Holiday between such CLP Valuation Date and such date of payment, there shall be no adjustment to such CLP Valuation Date on account thereof.

"Unscheduled Holiday" means a day that is not a Santiago Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center of the Specified Currency two Relevant Business Days prior to the relevant CLP Valuation Date.

"Santiago Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in Santiago.

(g) Calculation Agent (if not the Global Agent):	See "8. Identity of Calculation Agent" under "Other Relevant Terms."

(h) Notification: If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the CLP DÓLAR OBS Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).

14. Relevant Financial Center: London, New York and Santiago

15. Relevant Business Days: London, New York and Santiago

16. Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to the Aggregate Principal Amount will be a USD amount calculated by the Calculation Agent on the CLP Valuation Date with respect to the Maturity Date as follows:

Aggregate Principal Amount
divided by
Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards.

The amount payable upon redemption with respect to any Authorized Denomination shall be calculated as follows:

Redemption Amount
multiplied by
the principal amount of such Authorized Denomination
divided by
Aggregate Principal Amount

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded downwards.

17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to the Aggregate Principal Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "CLP Valuation Date" shall be the date that is five (5) Santiago Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
20.	Governing Law:	New York
21.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
(c) Republic of Chile:	The Notes may not be offered or sold in Chile, directly or indirectly, by means of a "Public Offer" (as defined under Chilean Securities Law (Law No 18.045 and Regulations from the *Superintendencia de Valores y Seguros* of the Republic of Chile)). Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the Notes.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and Clearstream Banking, société anonyme
3.	Syndicated:	No

4.	Commissions and Concessions:	0.10% of the Aggregate Principal Amount
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	036641436
	(b) ISIN:	XS0366414364
7.	Identity of Dealer:	J.P. Morgan Securities Ltd.
8.	Identity of Calculation Agent:	J.P. Morgan Securities Ltd. In relation to each CLP Valuation Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate and the Interest Amount, Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provisions for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the CLP foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

EXECUTION VERSION

Exhibit C

TERMS AGREEMENT NO. 215 TRANCHE 2 UNDER
THE PROGRAM

May 6, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's CLP 6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (the "Notes", as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP 23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on May 11, 2011 (the "Settlement Date"), at an aggregate purchase price of CLP 7,050,674,657.53 (USD 15,294,305.11 at the agreed rate of 461.00 CLP/USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 102.85 percent of the aggregate principal amount (CLP 6,685,250,000) plus 342 days' accrued interest (CLP 365,424,657.53) less a combined management and underwriting fee of 0.10 percent of the principal amount (CLP 6,500,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is CLP 7,044,174,657.53 (USD 15,280,205.33 at the agreed rate of 461.00 CLP/USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department Chief, Treasury Division
Telephone:	202-623-1310
Facsimile:	202-623-3388

FOR THE DEALER:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
England

Attention:	Euro Medium Term Note Desk
Tel:	+44 207 779 3469
Fax:	+44 207 777 9153

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that the Notes may not be offered or sold in Chile, directly or indirectly, by means of a "Public Offer" (as defined under Chilean Securities Law (Law No 18.045 and Regulations from the *Superintendencia de Valores y Seguros* of the Republic of Chile)). Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the Notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES LTD.

By: 

Name: AMELIE DARRORT
Title: VICE PRESIDENT

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:260876.3

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 09 2011
WASH, D.C.
200
SECTION

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 215, Tranche No. 02

CLP6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (Series No. 215, Tranche No. 02), as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Series No. 215, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 6, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CLP6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013, Series No. 215, Tranche No. 02 (the "Notes"), as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Series No. 215, Tranche No. 01), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 6, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 6, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	102.85%	0.10%	102.75%
Total:	CLP 6,685,250,000.00 (USD 14,501,626.90)	CLP 6,500,000.00 (USD 14,099.78)	CLP 6,678,750,000.00 (USD 14,487,527.11)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from June 3, 2010 which is expected to be CLP365,424,657.53 as of May 11, 2011.



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

EXECUTION VERSION

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 215
Tranche No. 2

CLP 6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (the "Notes")
as from May 11, 2011 to be consolidated and form a single series with
the Bank's CLP 23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013, issued
on June 3, 2008 (the "Series 215 Tranche 1 Notes")

payable in United States Dollars

Issue Price: 102.85 percent plus 342 days' accrued interest

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

JPMorgan

The date of this Pricing Supplement is as of May 6, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	215
	Tranche No:	2
2.	Aggregate Principal Amount:	CLP 6,500,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 215 Tranche 1 Notes.
3.	Issue Price:	CLP 7,050,674,657.53, which is 102.85 percent of the Aggregate Principal Amount plus the amount of CLP 365,424,657.53 representing 342 days' of accrued interest inclusive. The Issue Price will be payable in USD in the amount of USD 15,294,305.11 at the agreed CLP Rate of 461 CLP per one USD.
4.	Issue Date:	May 11, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	CLP 1,000,000
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Chile ("Chilean Peso" or "CLP"), provided that all payments in respect of the Notes will be made in United States Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	June 3, 2013
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	June 3, 2010
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I), as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	6.00 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually in arrears on June 3, commencing on June 3, 2011 and ending on, and including, the Maturity Date

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Day Count Fraction(s):	Actual/Actual

(f) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to the Aggregate Principal Amount for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant CLP Valuation Date (as defined below) as follows:

Interest Rate
multiplied by
{the number of days in the Interest Period/the number of days in the year}
multiplied by
Aggregate Principal Amount
divided by
Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards.

The interest payable with respect to any Authorized Denomination shall be calculated as follows:

Interest Amount
multiplied by
the principal amount of such Authorized Denomination
divided by
Aggregate Principal Amount

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded downwards.

Where:

"Reference Rate" on the relevant CLP Valuation Date means the CLP/USD exchange rate, expressed as the amount of CLP per one USD, and determined by the Calculation Agent by reference to the applicable CLP DÓLAR OBS Rate on such CLP Valuable Date.

"CLP DÓLAR OBS Rate" on the relevant CLP Valuation Date means the CLP/USD "observado" rate, expressed as the amount of CLP per one USD, for settlement in one Relevant Business Day, reported by the Banco Central de Chile (www.bcentral.cl) as the "Dólar Observado" (Dollar Observado) rate by not later than 10:30 a.m., Santiago time, on such CLP Valuation Date, which rate appears on Reuters Page CLPOB= and Bloomberg Page PCRCDOOB Index (or such other page or service as may replace any such page for purposes of displaying the CLP DÓLAR OBS Rate); *provided, however*, that if the EMTA CLP Indicative Survey Rate (as defined below) is available on such date and the CLP DÓLAR OBS Rate shall differ by more than 3% from the EMTA CLP Indicative Survey Rate, then the Reference Rate will be the EMTA CLP Indicative Survey Rate applicable in respect of such CLP Valuation Date; and *provided further*, that if, on the applicable CLP Valuation Date, the Calculation Agent determines that an EMTA Failure (as defined below) has occurred on such date, the Reference Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

In the event that the CLP DÓLAR OBS is not available on the relevant CLP Valuation Date, the Reference Rate shall be determined by the Calculation Agent by reference to the EMTA CLP Indicative Survey Rate applicable in respect of such CLP Valuation Date (if such rate is available).

"EMTA CLP Indicative Survey Rate" on the relevant CLP Valuation Date means the CLP/USD spot rate for USD, expressed as the amount of CLP per one USD, for settlement on the same day, as published on EMTA's web site (www.emta.org) at approximately 11:00 a.m., Santiago time, or as soon thereafter as practicable, on such CLP Valuation Date. Such spot rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA CLP Indicative Survey Methodology (as defined below).

"EMTA CLP Indicative Survey Methodology" means a methodology, dated as of August 1, 2006, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the CLP/USD markets for the purpose of determining the EMTA CLP Indicative Survey Rate.

"EMTA Failure" means, in respect of a CLP Valuation Date, that the EMTA CLP Indicative Survey Rate, having been requested as prescribed by EMTA, is not available for any reason. For the avoidance of doubt, an EMTA Failure may still occur notwithstanding that the CLP DÓLAR OBS Rate is available on the relevant CLP Valuation Date.

In the event that both CLP DÓLAR OBS and the EMTA CLP Indicative Survey Rate are unavailable on the applicable CLP Valuation Date, the Reference Rate shall be determined by the Calculation Agent on such date in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

"CLP Valuation Date" is the date that is five (5) Santiago Business Days (as defined below) prior to any Fixed Rate Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is payable; *provided, however*, that if such date is an Unscheduled Holiday, the CLP Valuation Date shall be the next preceding Santiago Business Day; and *provided further*, that if there is an Unscheduled Holiday between such CLP Valuation Date and such date of payment, there shall be no adjustment to such CLP Valuation Date on account thereof.

"Unscheduled Holiday" means a day that is not a Santiago Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center of the Specified Currency two Relevant Business Days prior to the relevant CLP Valuation Date.

"Santiago Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in Santiago.

(g) Calculation Agent (if not the Global Agent): See "8. Identity of Calculation Agent" under "Other Relevant Terms."

	(h) Notification:	If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the CLP DÓLAR OBS Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14.	Relevant Financial Center:	London, New York and Santiago
15.	Relevant Business Days:	London, New York and Santiago
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to the Aggregate Principal Amount will be a USD amount calculated by the Calculation Agent on the CLP Valuation Date with respect to the Maturity Date as follows: Aggregate Principal Amount *divided by* Reference Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards. The amount payable upon redemption with respect to any Authorized Denomination shall be calculated as follows: Redemption Amount *multiplied by* the principal amount of such Authorized Denomination *divided by* Aggregate Principal Amount and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded downwards.

17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to the Aggregate Principal Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "CLP Valuation Date" shall be the date that is five (5) Santiago Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
20.	Governing Law:	New York
21.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
(c) Republic of Chile:	The Notes may not be offered or sold in Chile, directly or indirectly, by means of a "Public Offer" (as defined under Chilean Securities Law (Law No 18.045 and Regulations from the *Superintendencia de Valores y Seguros* of the Republic of Chile)). Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the Notes.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and Clearstream Banking, société anonyme
3.	Syndicated:	No

4.	Commissions and Concessions:	0.10% of the Aggregate Principal Amount
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	036641436
	(b) ISIN:	XS0366414364
7.	Identity of Dealer:	J.P. Morgan Securities Ltd.
8.	Identity of Calculation Agent:	J.P. Morgan Securities Ltd. In relation to each CLP Valuation Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate and the Interest Amount, Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provisions for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable

U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the CLP foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:260872.3

EXECUTION VERSION

Exhibit C

TERMS AGREEMENT NO. 215 TRANCHE 2 UNDER
THE PROGRAM

May 6, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's CLP 6,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 (the "Notes", as from May 11, 2011 to be consolidated and form a single series with the Bank's CLP 23,500,000,000 6.00 percent F/X Linked Notes due June 3, 2013 issued on June 3, 2008 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on May 11, 2011 (the "Settlement Date"), at an aggregate purchase price of CLP 7,050,674,657.53 (USD 15,294,305.11 at the agreed rate of 461.00 CLP/USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 102.85 percent of the aggregate principal amount (CLP 6,685,250,000) plus 342 days' accrued interest (CLP 365,424,657.53) less a combined management and underwriting fee of 0.10 percent of the principal amount (CLP 6,500,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is CLP 7,044,174,657.53 (USD 15,280,205.33 at the agreed rate of 461.00 CLP/USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention:	Finance Department Chief, Treasury Division
Telephone:	202-623-1310
Facsimile:	202-623-3388

FOR THE DEALER:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
England

Attention:	Euro Medium Term Note Desk
Tel:	+44 207 779 3469
Fax:	+44 207 777 9153

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that the Notes may not be offered or sold in Chile, directly or indirectly, by means of a "Public Offer" (as defined under Chilean Securities Law (Law No 18.045 and Regulations from the *Superintendencia de Valores y Seguros* of the Republic of Chile)). Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the Notes.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES LTD.

By: 

Name: AMELIE DARRORT
Title: VICE PRESIDENT

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:260876.3



File No. 83-1
Regulation IA
Rule 3

May 6, 2011



SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2011
WASH. D.C.
200
SECTION

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated May 6, 2011 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of May 6, 2011.

Sincerely yours,

John S. Scott
Chief Counsel

Enclosures

INTER-AMERICAN DEVELOPMENT BANK
BANCO INTERAMERICANO DE DESARROLLO
BANQUE INTERAMERICAINE DE DEVELOPPEMENT
BANCO INTERAMERICANO DE DESENVOLVIMENTO
WASHINGTON, DC 20577


SECURITIES AND EXCHANGE COMMISSION
MAY 09 2011
X-RAY

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 09 2011
WASH, D.C.
193
SECTION

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